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                           SIBIA NEUROSCIENCES, INC.
                      505 COAST BOULEVARD SOUTH, SUITE 300
                               LA JOLLA, CA 92037


February 9, 1998

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:     SIBIA NEUROSCIENCES, INC.
        REGISTRATION STATEMENT ON FORM S-1 (NO. 333-39389)
        APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw the above Registration Statement. This application is made on the grounds that, based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

If you should have any questions regarding this application, please contact Thomas A. Coll or Jane K. Adams of Cooley Godward LLP at (619) 550-6000.

Sincerely,

SIBIA NEUROSCIENCES, INC.


/s/ WILLIAM T. COMER
William T. Comer

cc:     Thomas A. Reed
        Thomas A. Coll, Esq.